UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 29, 2022

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

+44-794-116-6696

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Amendment to Equity Distribution Agreement

As previously disclosed, on November 12, 2021, VivoPower International PLC (the “Company”) entered into an Equity Distribution Agreement (the “Agreement”) with A.G.P./Alliance Global Partners (“AGP”), with respect to an “at-the-market” offering program (the “Offering Program”) under which the Company may, from time to time, sell ordinary shares of the Company, nominal value $0.012 per share (the “Shares”), having an aggregate offering price of up to $20,000,000, through AGP as sales agent. As of the date of this report, the Company has sold 72,786 Shares in the Offering Program.

The Shares issued in the Offering Program were issued pursuant to the Company’s registration statement on Form F-3 (File No. 333-251304) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission on December 23, 2020, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated November 12, 2021 (the “Prospectus Supplement”). The Prospectus Supplement provided for the issuance and sale of up to $10,449,000 Shares in the Offering Program. On July 29, 2022, the Company entered into an amendment to the Agreement (the “Amendment”), which provided for a maximum aggregate offering price of up to $1,055,361 in the Offering Program.

A copy of the Amendment is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibits.

Exhibit No.	Description
10.1	Amendment No. 1 to Equity Distribution Agreement, dated July 29, 2022, between VivoPower International PLC and A.G.P./Alliance Global Partners

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 29, 2022

VivoPower International PLC /s/ Kevin Chin Kevin Chin Executive Chairman